EXHIBIT 99.1

Nevada Chemicals, Inc.

News Release

FOR IMMEDIATE RELEASE:  May 08, 2007

CONTACT:	John T. Day, President/CEO
Kevin L. Davis, CFO
Nevada Chemicals, Inc.
801-984-0228

Nevada Chemicals, Inc. Announces 1st Quarter 2007 Earnings

John T. Day, President and Chief Executive Officer of Nevada Chemicals, Inc. (NASDAQ/NMS: NCEM), today announced earnings for the first quarter ended March 31, 2007.  The Company had net income of $777,000 or $0.11 a share compared to $1,078,000 or $0.15 per share in the first quarter of 2006.

The decrease in earnings over the first quarter of 2006 is due primarily to decreased earnings from our joint venture Cyanco, partially offset by decreased legal and professional fees at Nevada Chemicals and the reduction of our reserve for tax contingencies.  During the first quarter of 2007, Cyanco had decreased revenues as compared to the first quarter of the prior year, due primarily to a decrease in product sales to customers and the cyclical “lag effect” in its historical cost plus pricing agreements that benefited the prior year quarter.  The Company anticipates continued volatility in the cost of raw materials.  According to Day, there continues to be interest on the part of the gold mines to review strategies to exploit the highest gold price in 25 years and he stated that mining operations continue to be bullish on the future of gold.

Cyanco is a 50/50 joint venture company of Nevada Chemicals, Inc. and Degussa Corporation.  Cyanco has produced and marketed liquid sodium cyanide to the western United States gold mining region for the past 17 years.

NEVADA CHEMICALS, INC.
CERTAIN STATEMENT OF OPERATIONS
AND BALANCE SHEET DATA

	Quarters Ended March 31,
	2007	2006
Revenues and Equity in Earnings of Joint Venture	$1,096,000	$1,768,000

Net Income	$777,000	$1,078,000

Earnings per Common Share, Assuming Dilution	$0.11	$0.15

Stockholders’ Equity	$23,328,000	$22,105,000

Total Assets	$25,812,000	$27,165,000

Weighted Average Common Shares Outstanding-Fully Diluted	6,999,548	6,978,000

Note: The foregoing contains “forward-looking” statements that are pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995.  Editors and investors are cautioned that forward-looking statements involve risks and uncertainties that may affect the Company’s business prospects and performance.  These include, but are not limited to, economic, competitive, governmental, technological and other factors discussed in the Company’s reports to shareholders and periodic filings with the Securities and Exchange Commission.